Exhibit 99.1

National Energy Services Reunited Corp. Reports Preliminary Unaudited First Quarter 2021 Financial Results

●	Revenue for the first quarter of 2021 is $212 million, growing 7% year-over-year and remaining flat quarter-over-quarter
●	Operating income for the first quarter of 2021 is $16 million, improving 29% quarter-over-quarter
●	Adjusted EBITDA (a non-GAAP measure) for the first quarter of 2021 is $50 million(1)
●	Net cash provided by operating activities for the first quarter of 2021 is $47 million, improving $38 million year-over-year
●	Free cash flow (a non-GAAP measure) for the first quarter of 2021 is $37 million, improving $50 million year-over-year and $4 million over the sequential quarter(1)

HOUSTON, May 6, 2021 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported certain preliminary unaudited financial results for the quarter ended March 31, 2021. The Company posted the following results for the periods presented:

	Three Months Ended (1)			Variance
(in US$ thousands except percentages)	March 31, 2021	December 31, 2020	March 31, 2020	Sequential	Year-over- year

Revenue	$212,426	$213,175	$199,299	-%	7%
Operating income	15,733	12,172	18,515	29%	(15)%
Adjusted EBITDA (non-GAAP) (1)	50,221	54,615	50,938	(8)%	(1)%
Net cash provided by operating activities	47,482	47,717	9,949	(235)	37,533
Free cash flow (non-GAAP) (1)	36,701	32,842	(13,593)	3,859	50,294

(1)	The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability and liquidity of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures.

Sherif Foda, Chairman of the Board and CEO of NESR, said, “Our team delivered another solid quarter and generated record free cash flow while taking important steps to position NESR to fully leverage the economic activity and oil demand recovery that has already started in some geographies. We continued to execute on our open-source technology platform strategy by signing three new partnerships and bringing their technology to the region. This provides best-in-class new technologies to our customers while expanding the breadth of our service offerings to include managed pressure drilling, directional drilling, and as part of our ESG IMPACT initiative, using geothermal energy to generate electric power.”

Mr. Foda continued, “Last month, we announced a milestone acquisition, and I am glad to confirm that we have closed this transaction, positioning NESR to become a top-tier provider in Kuwait with operations across the Production Services and Drilling and Evaluation Services segments. In addition, the acquisition will provide our entry into the Drilling Fluids service line and ultimately support expansion to neighboring countries.”

Adjusted EBITDA Results

The Company produced Adjusted EBITDA of $50.2 million during the first quarter of 2021. The Company posted the following results for the periods presented.

(in thousands)	Quarter ended March 31, 2021	Quarter ended December 31, 2020	Quarter ended March 31, 2020
Revenue	$212,426	$213,175	$199,299
Operating income	$15,733	$12,172	$18,515
Adjusted EBITDA	$50,221	$54,615	$50,938

Production Services Segment Results

The Production Services segment contributed $136.8 million to consolidated revenue for the first quarter of 2021, an improvement of 3% from $133.2 million in the first quarter of 2020. Segment Adjusted EBITDA, a non-GAAP measure, was $36.3 million for the first quarter of 2021. Adjusted EBITDA margins were down slightly on both a sequential quarter and year-over-year basis due to the increased proportion of the pass-through revenue from hydraulic fracturing operations. The Production Services segment posted the following results for the periods presented.

(in US$ thousands)	Quarter ended March 31, 2021	Quarter ended December 31, 2020	Quarter ended March 31, 2020
Revenue	$136,767	$135,605	$133,190
Operating income	$14,364	$11,502	$21,328
Segment Adjusted EBITDA	$36,298	$38,705	$40,788

Drilling and Evaluation Services Segment Results

The Drilling and Evaluation (“D&E”) Services segment contributed $75.7 million to consolidated revenue for the first quarter of 2021. D&E segment revenue increased 14% year-over-year while declining 2% on a sequential quarter basis. Segment Adjusted EBITDA, a non-GAAP measure, totaled $18.0 million in the first quarter of 2021, growing 23% as compared to $14.6 million in the first quarter of 2020. Adjusted EBITDA Margins improved year-over-year by 170 basis points, while declining 151 basis points on a sequential quarter basis, as a result of varying activity levels and product line mix period-over-period.

The D&E Services segment posted the following results for the periods presented.

(in US$ thousands)	Quarter ended March 31, 2021	Quarter ended December 31, 2020	Quarter ended March 31, 2020
Revenue	$75,659	$77,570	$66,109
Operating income	$9,713	$8,812	$7,868
Segment Adjusted EBITDA	$17,966	$19,588	$14,577

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs, which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents are $89.3 million as of March 31, 2021, compared to $75.0 million as of December 31, 2020.

Total debt as of March 31, 2021 is $390.9 million with $92.4 million of such debt classified as short-term. Working capital totaled $172.1 million as of March 31, 2021. Free cash flow, a non-GAAP measure, for the first quarter of 2021 is $36.7 million, improving by $3.9 million as compared to the fourth quarter of 2020 and $50.3 million as compared to the first quarter of 2020. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $301.6 million as of March 31, 2021 as compared to $323.5 million as of December 31, 2020 and $336.3 million as of March 31, 2020. Net Debt has decreased period-over-period due to improved free cash flows and debt payments. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

Conference Call Information

NESR will host a conference call on Thursday, May 6, 2021, to discuss its preliminary financial results for the quarter ended March 31, 2021. The call will begin at 8:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-844-602-0380 or the international line at 1-862-298-0970. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 5,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, including statements regarding the impact of the SEC Staff Statement, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services; disruptions to economic and market conditions caused by the coronavirus (COVID-19) and other public health crises and threats; the level of capital spending and access to capital markets by oil and gas companies; political, market, financial and regulatory risks, including those related to the geographic concentration of our customers; our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us; operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance; our ability to successfully integrate acquisitions; the impact of industry consolidation on our results; competition, including for capital and technological advances; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

On April 12, 2021, the Staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s financial statements as opposed to equity. As a SPAC at its founding in 2017, the Company, in conjunction with its independent registered public accounting firm, is evaluating the impact of the SEC Staff Statement on its previously filed Annual Report on Form 20-F for the year ended December 31, 2020. The Company expects that the financial statements previously issued will need to be revised or restated. There is no anticipated impact on the Company’s revenue, operating income, net cash provided by operating activities, or the non-GAAP metrics including Adjusted EBITDA, Free cash flow, or Net debt.

The preliminary financial results for the Company’s quarter ended March 31, 2021 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended March 31, 2021 will differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments (including for the warrant accounting matter described above), completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

National Energy Services Reunited Corp. and Subsidiaries

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release is a discussion of (1) operating income, as adjusted for other (income) / expense, net, depreciation and amortization (including share-based compensation expense), and certain non-recurring and non-core expenses (“Adjusted EBITDA”), (2) the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”), and (3) the sum of our net cash provided by (used in) operating activities less capital expenditures (“Free Cash Flow”). For each of Adjusted EBITDA, Net Debt, and Free Cash Flow, we have subsequently provided a reconciliation of each of these measures to the comparable GAAP measures, (1) Adjusted EBITDA to operating income, (2) cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt, and (3) Free Cash Flow to net cash provided by (used in) operating activities. As the Company is still evaluating the impact of the SEC Staff Statement, we have not included net income (loss) in this release. The warrant matter described above, upon its resolution, will not impact Adjusted EBITDA as it will be reflected as a non-cash adjustment in the determination of Adjusted EBITDA.

The Company believes that the presentation of Adjusted EBITDA provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure, asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA should not be considered as an alternative to operating income. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle. While the chief operating decision maker evaluates the operating results of the Company’s reportable segments primarily based on revenue and segment operating income, the Company believes that the presentation of Segment Adjusted EBITDA provides useful information to investors in assessing its financial performance and results of operations. Segment Adjusted EBITDA is reconciled to Segment Operating Income, a GAAP measure, in Table 2 below.

Table 1 - Reconciliation of Operating Income to Adjusted EBITDA

	Quarter ended March 31, 2021	Quarter ended December 31, 2020	Quarter ended March 31, 2020

Operating Income	$15,733	$12,172	$18,515
Add:
Other (income) / expense, net	683	9,522	(111)
Depreciation and Amortization	31,772	30,985	30,859
Charges and Credits impacting Adjusted EBITDA(1)	2,033	1,936	1,675
Total Adjusted EBITDA	$50,221	$54,615	$50,938

(1)

In the first quarter of 2021, Total Charges and Credits included $2.0 million mainly related to transaction costs related to mergers and acquisitions and restructuring activities. In the fourth quarter of 2020, Total Charges and Credits included $1.9 million mainly related to integration costs associated with the acquisition of SAPESCO in Egypt and restructuring activities. Similarly, in the first quarter of 2020, $1.7 million mainly related to transaction costs associated with the acquisition of SAPESCO in Egypt.

Table 2 - Reconciliation of Segment Adjusted EBITDA to Operating Income

	Quarter ended March 31, 2021	Quarter ended December 31, 2020	Quarter ended March 31, 2020
Production Services:
Segment Adjusted EBITDA	$36,298	$38,705	$40,788
Depreciation and amort.	(20,539)	(19,736)	(19,628)
Other (income)/expense, net	114	(6,317)	168
Charges and Credits impacting Segment Adjusted EBITDA	(1,509)	(1,150)	-
Segment Operating Income	14,364	11,502	21,328
Drilling and Evaluation Services:
Segment Adjusted EBITDA	17,966	19,588	14,577
Depreciation and amort.	(7,937)	(7,477)	(6,798)
Other (income)/expense, net	(316)	(3,074)	89
Charges and Credits impacting Segment Adjusted EBITDA	-	(225)	-
Segment Operating Income	9,713	8,812	7,868
Unallocated	(8,344)	(8,142)	(10,681)
Total Operating Income	$15,733	$12,172	$18,515

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Quarter Ended
	March 31, 2021	December 31, 2020	March 31, 2020

Net cash provided by operating activities	$47,482	$47,717	$9,949
Less:
Capital expenditures	(10,781)	(14,875)	(23,542)
Free cash flow	$36,701	$32,842	$(13,593)

Table 4 - Reconciliation to Net Debt

	March 31, 2021	December 31, 2020	March 31, 2020

Current installments of long-term debt	$50,327	$47,500	$22,500
Short-term borrowings	42,110	42,360	39,569
Long-term debt	298,480	308,614	323,244
Less:
Cash and cash equivalents	(89,268)	(75,017)	(49,017)
Net Debt	$301,649	$323,457	$336,296

For inquiries regarding NESR, please contact:

Christopher L. Boone

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com